April 18, 2019

Gary Simanson
President and Chief Executive Officer
Thunder Bridge Acquisition, Ltd.
9912 Georgetown Pike
Suite D203
Great Falls, VA 22066

       Re: Thunder Bridge Acquisition, Ltd.
           Amendment 1 to Registration Statement on Form S-4
           Filed April 1, 2019
           File No. 333-229616

Dear Mr. Simanson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2019 letter.

Amendment No.1 to Form S-4 filed April 1, 2019

Unaudited Pro Forma Condensed Combined Financial Information, page 151

1. We note your response to prior comment 1. Please tell us how you considered the
       Redemption Rights in your analysis for the determination of accounting acquirer. In this regard, ASC 805-10-55-12(a) states that, in determining which group of owners retains or receives the largest portion of the voting rights, an entity should consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.
 Gary Simanson
FirstName LastNameGary Simanson
Thunder Bridge Acquisition, Ltd.
Comapany NameThunder Bridge Acquisition, Ltd.
April 18, 2019
April 2 2019 Page 2
Page 18,
FirstName LastName
2. We note your revised disclosure in response to prior comment 2, which includes pro forma information assuming the maximum number of public shares that can be redeemed while continuing to satisfy the closing conditions of the merger. However, it appears that more than 4,689 shares are eligible for redemption prior to the merger. If that were to occur, it seems that the equity and cash consideration could be significantly impacted, which could also change how you account for this transaction. Please explain further why you believe that inclusion of pro forma financial information, should you be required to account for this transaction as a reverse merger, is not required. Refer to Rule 11-02(b)(8).
         At a minimum, your disclosures throughout should address the potential impact on the merger should a significant number of public shareholders choose to exercise their redemption rights.
Notes to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 158

3. Please revise note (e) to explain further how the issuance of 27,950,000 Post-Merger
         Repay Units impacted the $71 million pro forma tax liability adjustment and disclose any assumptions used to determine such liability. Elsewhere throughout the filing you refer to
         "certain other tax attributes of Repay and tax benefits related to entering into the Tax
         Receivable Agreement, including tax benefits attributable to payments under the Tax
         Receivable Agreement." Please explain further to us what these other attributes and tax benefits represent. Tell us whether they impacted your pro forma tax adjustments and revise your disclosures as necessary.
4. We note from your response to prior comment 3 that you did not assume any exchange of
         Post-Merger Repay Units, as such assumption would not meet the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. Please include a quantified discussion in note (e) of the potential impact, or range of potential impact, to your tax assets and liabilities assuming the Post-Merger Repay Units are ultimately exchanged.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 160

5. Please revise the number of Class A ordinary shares subject to redemption in your calculation of Combined Pro Forma Weighted Average Shares for the year-ended
         December 31, 2018 in note (gg) to 24,361,111 (as indicated on page F-3) such that the pro forma weighted average shares will equal the 27,950,000 as disclosed. Gary Simanson
FirstName LastNameGary Simanson
Thunder Bridge Acquisition, Ltd.
Comapany NameThunder Bridge Acquisition, Ltd.
April 18, 2019
Page 18,
April 3 2019 Page 3
FirstName LastName
Management's Discussion and Analsyis of Financial Condition and Results of Operations of
Repay
Key Operating Metrics and Non-GAAP Financial Measures, page 215

6. We have evaluated your response to prior comment 8. Considering you present revenue on a gross basis in accordance with GAAP, presenting it otherwise may violate Rule
         100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please remove this measure from your non-GAAP disclosures. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure
         Interpretations.
7. Please revise to include a discussion of your GAAP results of operations with equal or greater prominence to your non-GAAP results. In this regard, we note your comprehensive discussion of non-GAAP results in the Overview section of MD&A. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP
         Compliance and Disclosure Interpretations.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202)551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff
Attorney, at (202) 551-6711 or Matthew Crispino, Senior Staff Attorney, at
(202) 551-3456 with
any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services
cc:      Stuart Neuhauser